SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EVINE Live Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

300487105
(CUSIP Number)

Eleazer Klein Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300487105	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,907,642 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,907,642 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,907,642 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 300487105	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,907,642 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,907,642 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,907,642 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 300487105	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Imation Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,172,727 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,172,727 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,172,727 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 300487105	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 25, 2016 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of EVINE Live Inc., a Minnesota corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4 and 5 as set forth below. This Amendment No. 1 constitutes an "exit filing" with respect to the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $5,484,000 (excluding brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by CGI and Mr. Hall is the working capital of the Clinton Funds, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Clinton Funds in commingled margin accounts, which may extend margin credit to the Clinton Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by CGI and Mr. Hall.

The source of the funds used to acquire the Common Stock reported herein as held by Imation is cash on its balance sheet.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are filing this Amendment No. 1 as a result of the increase in the Issuer's shares of Common Stock outstanding due to the recently closed $10 million financing transaction, pursuant to which, among other things, the Issuer issued shares of Common Stock to certain accredited investors, Mr. Tommy Hilfiger, Mr. Morris Goldfarb and Mr. Tommy Mottola (collectively, the "Investors"). The Reporting Persons believe the transaction and involvement on an advisory basis of the Investors are beneficial to the long-term prospects of the Issuer.

CUSIP No. 300487105	SCHEDULE 13D/A	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 3,080,369 shares of Common Stock, constituting approximately 4.9% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 63,287,762 shares of Common Stock outstanding as of September 20, 2016, which is equivalent to the sum of (i) 57,335,381 shares of Common Stock outstanding as of August 24, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended July 31, 2016, filed with the SEC on August 26, 2016, and (ii) 5,952,381 shares of Common Stock issued to the Investors on September 20, 2016, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on September 15, 2016.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) September 20, 2016.

CUSIP No. 300487105	SCHEDULE 13D/A	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2016

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

Imation Corp.

By:	/s/ Joseph A. De Perio
Name:	Joseph A. De Perio
Title:	Chairman of the Board

CUSIP No. 300487105	SCHEDULE 13D/A	Page 8 of 9 Pages

SCHEDULE B

Transactions in the Issuer's Shares of Common Stock by the Reporting Persons

The following tables set forth all transactions in the shares of Common Stock effected since the filing of the Original Schedule 13D by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

CGI (for the benefit of the Clinton Funds):

Trade Date	Shares Purchased (Sold)	Average Price Per Share	Range of Prices Per Share
09/12/2016	(7,705)	$2.12 (1)	$2.1105 - $2.1257
09/12/2016	5,000	$2.12	N/A
09/15/2016	(23,100)	$2.14 (1)	$2.1336 - $2.1638
09/15/2016	6,000	$2.11 (1)	$2.11 - $2.1175
09/16/2016	(27,000)	$2.09 (1)	$2.0573 - $2.1296
09/16/2016	11,000	$2.08 (1)	$2.0638 - $2.1078
09/19/2016	(21,279)	$2.20 (1)	$2.16 - $2.2183
09/19/2016	15,000	$2.21	N/A
09/20/2016	(20,000)	$2.17 (1)	$2.15 - $2.20
09/20/2016	10,000	$2.15	N/A
09/23/2016	(2,700)	$2.37 (1)	$2.3633 - $2.38
09/23/2016	19,000	$2.36	N/A
09/26/2016	(15,097)	$2.28 (1)	$2.2786 - $2.29
09/26/2016	20,000	$2.29 (1)	$2.28 - $2.29
09/28/2016	6,000	$2.24	N/A
09/29/2016	26,000	$2.22 (1)	$2.18 - $2.2283
09/30/2016	10,900	$2.28 (1)	$2.2811 - $2.32

(1) This transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Stock purchased or sold, as applicable. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased or sold, as applicable, at each separate price within the ranges set forth above.

CUSIP No. 300487105	SCHEDULE 13D/A	Page 9 of 9 Pages

Imation:

Trade Date	Shares Purchased (Sold)	Price Per Share
08/26/2016	49,454	$1.70
08/30/2016	50,000	$1.75
09/13/2016	50,000	$1.94
09/15/2016	(26,222)	$2.11
09/19/2016	(400)	$2.23
09/21/2016	(25,000)	$2.25
09/28/2016	26,500	$2.19
09/30/2016	50,000	$2.28